São Paulo-SP, April 26, 2010.
SUAC-486/2010

To
COMISSÃO DE VALORES MOBILIÁRIOS
Superintendência de Relações com Empresas
Rio de Janeiro-RJ

Reference:	ITAÚ UNIBANCO HOLDING S.A.
EXTRAORDINARY AND ORDINARY GENERAL MEETINGS OF APRIL 26, 2010

Dear Sirs,

1. Pursuant to the provisions of CVM Instruction 480/2009, article 21, subsection IX and article 30, subsection III, we are pleased to provide you with a summary of the resolutions taken by the above-mentioned general meetings:

Extraordinary General Meeting at 3:00 p.m.:
a)
approved the amendment to the Stock Option Plan (Plan) in order to, among other adjustments, (i) allow employees of the Company and its controlled companies to receive stock options regularly, (ii) allow the Committee that manages the Plan to set out additional rules to those already contained in the regulations, (iii) expand the mechanism that enables the granting of options, the strike price of which is to be paid through the meeting of the obligation that the beneficiary invest in the Company’s shares; (iv) make flexible the counting of terms and increase the vesting period of options series to a maximum of 7 years; (v) allow the granting of options with different blackout periods after the exercising of the options, and (vi) in certain cases allow the Committee responsible for the management of the Plan to decide the non-extinguishment of the grace period of the said options;

b)	approved the consolidation of the Plan;

Extraordinary General Meeting at 3:20 p.m.:

a)	approved the financial statements for fiscal year 2009 and ratified the allocation of the result for the same fiscal period;

b)	approved the composition of the Board of Directors, with the provision of 13 seats, and the reelection of the current members of the Board of Directors for the next annual term of office;

c)	approved the election of the Fiscal Council for the next annual term of office;

d)
established the annual aggregate amount for the compensation of the members of the Board of Directors and the Executive Board and the individual monthly compensation of the effective fiscal councilors and their alternates;

Ordinary General Meeting at 3:40 p.m.:
a)
approved the amendments of the Bylaws to, (i) in relation to the members of the Audit Committee, require knowledge of accounting and auditing from the auditing expert only, setting out conditions for the establishment of a multidisciplinary Audit Committee, (ii) allow the members of the Audit Committee who are also members of the Board of Directors to opt for the compensation of one of the positions, (iii) standardize the term “financial statements”, and (iv) expressly allow the Company be represented by two attorneys in fact;

b)	approved the consolidation of the Bylaws.

2. The respective minutes shall be forwarded to you via the Periodical and Eventual Information (IPE) system within the timeframe established in article 21, subsection X and article 30, subsection IV, of the said Instruction.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

Copy to:
-  BM&F BOVESPA S.A. – SECURITIES, COMMODITIES AND FUTURES EXCHANGE
Coordenadoria de Relações com Empresas